Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 16, 2025 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on December 16, 2025, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2025 and until the Company’s next annual general meeting.

The above was approved by 11,463,980 votes (96.40%). 424,036 votes opposed (3.56%) and 3,488 votes abstained.

(2)	To elect the following persons to serve as Directors in Class A for an additional period until the third succeeding Annual General Meeting thereafter:

2.1	Mr. Eyal Sheratzky – approved by 10,140,361 votes (85.27%). 1,746,971 votes (14.69%) opposed and 4,172 votes abstained.
2.2	Mr. Efraim Sheratzky – approved by 8,634,977 votes (72.61%). 3,252,053 votes (27.34%) opposed and 4,474 votes abstained.
2.3	Mrs. Tal Sheratzky Jaffa – approved by 9,812,677 votes (82.51%). 2,073,926 votes (17.44%) opposed, and 4,901 votes abstained.
2.4	Mr. Yoav Kahane (Director and an Independent Director) – approved by 7,844,287 votes (65.96%). 4,043,101 votes (33.99%) opposed and 4,116 votes abstained.

(3)	To elect Mrs. Segev Riki as External Director for the Company, to office for a term of three years, which will commence on December 16, 2025.

The above was approved by 11,844,102 votes (99.60.%). 33,282votes opposed (0.27%) and 14,120 votes abstained, with majority of "non interested" Shareholders.

(4)	To approve the renewal of the Compensation Policy of the Company, that was approved by the shareholders in the general meeting held on December 14, 2022.

The above was approved by 6,795,137 votes (57.14%). 5,067,688 votes opposed (42.61%) and 28,679 votes abstained, with a majority of Shareholders not having "personal interest" in the approval of the compensation policy.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over  2 .5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations

Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559